Exhibit 3.1

Amendment To The

Amended And Restated

Memorandum And Articles Of Association Of

Newbury Street II Acquisition Corp

RESOLVED, as a special resolution, that with immediate effect the Company’s amended and restated memorandum and articles of association be amended by deleting and replacing the existing definition of “Completion Window” in Article 1.1 with the following:

Completion Window means the period of time:

(a) commencing on, and including, the closing date of the IPO; and

(b) ending on the date that is twenty seven (27) months after the closing date of the IPO, such earlier date as the Directors may approve in accordance with the Articles or such later date as the Members may approve in accordance with the Articles.